FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 1, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES CHANGE OF VP
BUSINESS CUSTOMERS

NETANYA, Israel, December 1, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that Mr. Moti Caspi will be leaving his office as the Company's vice president of business customers. The Company's Board of Directors appointed Mr. Yoav Kirmayer as the Company's vice president of business customers, effective December 1, 2010. Mr Caspi will remain with the Company until December 15, 2010, to insure a smooth transfer of responsibilities.

Mr. Amos Shapira, the Company's CEO said today that "Mr. Kirmayer has been with the Company since 2002 in various sales and customer service management positions and is one of the Company's top managers. We take great pride in appointing one of our own managers to a VP position and we wish Yoav success in his new position."

Mr. Kirmayer has served as head of the Company's telephonic service apparatus, since 2010, responsible for the support of all customer telephonic applications. From 2006 to 2010 he served as the head of the Company's nationwide chain of sale and service centers. Mr Kirmayer holds a B.A. in economics and business administration from Bar-Ilan University and an M.B.A. in business administration from Ben-Gurion University.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.376 million subscribers (as at September 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	December 1, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel